Attachment

ITEM 77
Sub-Item 77C


The annual meeting of the Shareholders of CIM High Yield Securities was held on October 6, 1999.
Election of Trustees:

Dr. Donald Ratajczak and Mr. Robert G. Wade were elected as Trustees.

On the election of the Trustees, 86.77% of the outstanding shares voted in favor of the nomination of Dr. Donald Ratajczak and 86.28% of the outstanding shares voted in favor of the nomination of Mr. Robert G. Wade.

The other Trustees now in office are as follows:

Mr. John F. Nickoll
Dr. Bruce H. Olson


Other matters voted upon at the meeting were as follows:

1.	To ratify the selection of KPMG Peat Marwick LLP as independent auditors for the Fund for the fiscal year ending December 31, 1999.

On the ratification of the selection of KPMG Peat Marwick LLP as independent auditors for the Fund, the holders of 86.37% of the outstanding shares voted in favor of the Proposal.



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